BERKLEY RESOURCES INC.
BALANCE SHEETS
(Prepared by Management)

	September 30,	December 31,
As at	2006	2005
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash	$459,471	$1,894,681
Accounts receivable	567,935	278,856
Taxes recoverable	5,237	22,325
Prepaid expenses	69,768	101,689
Due from related party	-	3,454

	1,102,411	2,301,005

Prepaid oil and gas costs	-	295,350
Oil and gas properties and equipment (Note 3)	6,977,370	3,939,531
Rental property (Note 4)	2,038,924	2,049,015
Other property plant and equipment (Note 5)	5,785	6,449

	$10,124,490	$8,591,350

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,338,359	$353,363
Bank loans (Note 6)	3,389,402	1,922,146
Due to related parties (Note 9(a))	33,869	124,917

	4,761,630	2,400,426

Site restoration liabilities	89,339	85,439

	4,850,969	2,485,865

SHAREHOLDERS' EQUITY

Share Capital (Note 7)	8,962,421	8,762,671
Contributed Surplus	734,054	589,036
Deficit	(4,422,954)	(3,246,222)

	5,273,521	6,105,485

	$10,124,490	$8,591,350

NOTE 1 - NATURE OF OPERATIONS
Approved by the Directors:

      “Matt Wayrynen”                  Director                   “Lindsay Gorrill”             Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2006	2005	2006	2005

OIL AND GAS REVENUE	$382,094	$282,766	$1,190,394	$1,137,854

Oil and gas production expenses
Operating costs	269,067	134,582	600,964	448,825
Interest on bank loan	8,837	-	8,837	-
Amortization and depletion	83,000	60,000	532,000	350,000
Accretion of site restoration liabilities	1,300	3,340	3,900	6,300
	362,204	197,922	1,145,701	805,125

NET OIL AND GAS INCOME	19,890	84,844	44,693	332,729

RENTAL REVENUE	63,727	61,780	185,742	179,751

Rental operations expenses
Operating costs	50,246	46,592	143,465	147,780
Interest on bank loan	74,559	34,611	166,409	68,416
Amortization	3,363	3,363	10,091	10,091
	128,168	84,566	319,965	226,287

NET RENTAL LOSS	(64,441)	(22,786)	(134,223)	(46,536)

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	72,190	86,294	245,397	289,032
Stock based compensation	50,918	29,060	145,018	148,037
Management fees	57,586	47,580	179,747	139,580
Consulting fees	52,661	24,936	195,227	75,061
Professional fees	22,126	41,857	93,954	89,394
Filing and transfer agent fees	6,009	3,221	22,177	15,532
Shareholder information	4,307	12,403	22,049	67,282
Amortization	367	-	1,098	-
	(266,164)	(245,351)	(904,667)	(823,918)

OTHER INCOME (EXPENSES)
Interest expense	(4)	(4,357)	(849)	(4,357)
Loan advancement fee (Note 6)	(196,000)	-	(196,000)	-
Interest and other income	2,685	277	14,314	1,080
	(193,319)	(4,080)	(182,535)	(3,277)

LOSS FOR THE PERIOD	$(504,034)	$(187,373)	$(1,176,732)	$(541,002)

LOSS PER SHARE	$(0.04)	$(0.02)	$(0.08)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,243,174	9,917,310	14,205,216	9,805,172

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	Nine Months ended
	September 30,
	2006	2005

DEFICIT, beginning of period	$(3,246,222)	$(1,323,764)

Loss for the period	(1,176,732)	(541,002)

DEFICIT, end of period	$(4,422,954)	$(1,864,766)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2006	2005	2006	2005

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period	$(504,034)	$(187,373)	$(1,176,732)	$(541,002)
Items not requiring cash in the year:
Accretion of site restoration liability	1,300	3,340	3,900	6,300
Amortization and depletion	86,730	63,363	543,189	360,091
Loan advancement fee	196,000	-	196,000	-
Stock based compensation	50,918	29,060	145,018	148,037

	(169,086)	(91,610)	(288,625)	(26,574)
Net change in non-cash working capital balances:
Accounts receivable	(253,935)	210,142	(289,079)	(270,623)
Taxes recoverable	12,012	17,357	17,088	22,187
Prepaid expenses	(9,438)	(34,681)	31,921	(33,463)
Due from related parties	-	-	3,454	(3,454)
Accounts payable and accrued liabilities	370,866	(26,892)	984,996	(523,584)
Due to related parties	8,573	2,500	(91,048)	2,500

	(41,008)	76,816	368,707	(833,011)

INVESTING ACTIVITIES
Prepaid oil and gas costs	-	-	295,350	376,693
Oil and gas properties and equipment, net	(1,548,895)	(368,911)	(3,569,839)	(1,521,989)
Other capital assets	(434)	360	(434)	(5,957)

	(1,549,329)	(368,551)	(3,274,923)	(1,151,253)

FINANCING ACTIVITIES
Bank loans	1,629,306	469,328	1,467,256	1,405,666
Issuance of common shares	-	1,300	3,750	91,492

	1,629,306	470,628	1,471,006	1,497,158

Increase (Decrease) in Cash	38,969	178,893	(1,435,210)	(487,106)

Cash, Beginning of Period	420,502	46,679	1,894,681	712,678

Cash, End of Period	$459,471	$225,572	$459,471	$225,572

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 1 - NATURE OF OPERATIONS

Berkley Resources Inc. (“the Company”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

The Company will likely have to periodically raise additional funds to participate in future exploration and development work on its petroleum and natural gas properties. Management intends to issue additional shares in the upcoming year for this purpose.

NOTE 2 - BASIS OF PRESENTATION

These unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2005. These Financial Statements, and accompanying Notes, have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that can be expected for the year ended December 31, 2006.

NOTE 3 - OIL AND GAS PROPERTIES AND EQUIPMENT

	2006	2005

Oil and gas properties and equipment, cost	$12,818,997	$8,155,795

Less: Accumulated amortization and depletion	(5,841,627)	(3,594,127)
	$6,977,370	$4,561,668

Oil and gas properties and equipment includes the cost of unproven properties of approximately $501,000 (2005 - $200,000), which are currently not subject to depletion.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 4 - RENTAL PROPERTY

	2006	2005

Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(134,822)
	299,930	312,830
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,051,824

NOTE 5 - OTHER CAPITAL ASSETS

	2006			2005
	Cost	Accumulated amortization	Net	Net

Computer equipment	$28,382	$(25,240)	$3,142	$5,340
Furniture and fixtures	8,521	(5,879)	2,642	2,936
Truck	39,040	(39,039)	1	1
	$75,943	$(70,158)	$5,785	$8,277

NOTE 6 - LOANS PAYABLE

	2006	2005

Canadian Imperial Bank of Commerce	$589,402	$351,722
Quest Capital Corp.	2,800,000	-
IMOR Capital Corp.	-	1,500,000

	$3,389,402	$1,851,722

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on demand, and is secured by a first mortgage in the amount of $650,000 over the Company’s rental property (Note 4) and an assignment of rents and insurance. Also, one director has supplied a guarantee of $300,000. The Company is currently making monthly payments of $8,000 towards interest and reduction of principal.

The bank loan payable to Quest Capital Corp (“Quest”) bears interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and is secured by a promissory note, a second mortgage and assignment of rents over the Company’s real estate, a first charge debenture over the oil and gas assets and a general security agreement. In consideration for the advance of the loan, a bonus payment of $196,000 was paid to Quest in the form of 301,538 common shares of the Company. The balance of the loan is due September 7, 2007. The lender, at its option, may extend the maturity date of this loan by one year at the request of the Company. Partial proceeds of this loan were used to pay out the IMOR Capital Corp. loan.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at September 30, 2006, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL

(a)    Authorized

Unlimited common shares without par value

	2006		2005
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	14,184,955	$8,762,671	9,681,977	$5,734,921

Issued in the year for cash:
Exercise of warrants	2,500	3,750	-	-
Exercise of stock options	-	-	237,000	89,010
Share issuance for Quest loan	301,538	196,000	-	-
Share issuance costs recovery	-	-	-	2,482
Balance, end of period	14,488,993	$8,962,421	9,918,977	$5,826,413

(b)    Management incentive options

	2006		2005
	Number of shares subject to option	Weighted average exercise price per share	Number of shares subject to option	Weighted average exercise price per share
Balance outstanding, beginning of period	1,634,000	$0.72	1,226,000	$0.47
Activity in the period:
Granted	600,000	0.56	-	-
Exercised	-	-	(237,000)	0.38
Cancelled	(20,000)	0.78	-	-
Lapsed	-	-	-	-
Balance outstanding, end of period	2,214,000	$0.68	989,000	$0.60

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL (continued)

A summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Shares Remaining Subject to Options at End of Period
		2006	2005
$0.52	September 19, 2008	580,500	580,500
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	6,000	21,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	640,000	-
$0.56	September 21, 2011	600,000	-
		2,214,000	989,000

The Company has adopted a 2006 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 2,837,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options are to be granted at fair value, and the term of the options granted is not to exceed five years. Options to acquire a total of 2,214,000 shares have been granted and are outstanding at September 30, 2006 under the Plan.

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense.

During the three months ended September 30, 2006 the Company granted incentive stock options for the purchase of up to 600,000 shares at a price of $0.56 per share exercisable on or before September 21, 2011 to directors, officers, employees and consultants of the Company. The fair value of the options to be charged to operations over the eighteen month vesting period is $198,900. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.913%, dividend yield of 0%, volatility factor of 54.62%, and an average life of 3 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL (continued)

(c)    Warrants

A summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Warrants
		2006	2005
$1.25	November 10, 2006	241,110	241,110
$1.50	November 10, 2006	551,250	553,750
$1.25	November 30, 2006	129,000	129,000
$1.50	November 30, 2006	319,500	319,500
$1.36	December 10, 2006	45,872	45,872
$1.25	December 28, 2007	636,000	-
		1,922,732	1,289,232

NOTE 8 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 9 - RELATED PARTY TRANSACTIONS

(a)
Due to related parties consists of $7,000 (2005 - $2,500) due to Directors of the Company for Directors fees and expense reimbursements and $26,869 (2005 - $22,640) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

(b)	Management and consulting fees totaling $179,747 (2005 - $139,580) were paid to Directors and their private companies in the period.

(c)	Consulting fees totaling $72,000 (2005 - $72,000) were paid to a former Director and his spouse in the period.

(d)	Administrative services, office supplies and accounting charges totaling $91,008 (2005 - $84,499) were paid to a private company owned by public companies having common Directors.

NOTE 10 - COMMITMENT

Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to make the future payments of $24,000 in the 2006 fiscal year. Upon payment of this amount by December 31, 2006, the terms of the agreement will be fulfilled and no further obligation will exist.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(Unaudited - Prepared by Management)

NOTE 11 - COMPARATIVE FIGURES

Certain of the comparative figures for 2005 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

NOTE 12 - SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2006 the Company closed the following private placements:

i.	A first tranche of a non-brokered private placement of 813,000 flow-through shares at a price of $0.90 per share. The Company has paid cash of $49,644 in finders’ fees.

ii.
A second tranche of a non-brokered private placement of 919,200 flow-through shares at a price of $0.90 per share and 715,600 units at a price of $0.90 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant under the Non Flow Through Offering will entitle the investor to purchase one additional share at a price of $1.20 until April 30, 2007 and then at a price of $1.50 until December 31, 2007. The Company has paid cash of $55,547 in finders’ fees.

Subsequent to the period ended September 30, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% and 3% of the gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.